UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number:  0-27397

[  ] Form 10-KSB   [  ] Form 20-F   [  ] Form 11-K   [ X ] Form 10-QSB   [  ] Form N-SAR

For Period Ended:  January 31, 2003

[  ]

Transition Report on Form 10-KSB

[  ]

Transition Report on Form 10-QSB

[  ]

Report on Form 20-F

[  ]

Transition Report on Form N-SAR

[  ]

Transition Report on Form 11-K

For the Transition Period Ended:   ____________________

Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Edgetech Services Inc.

Full Name of Registrant

Secure Enterprise Solutions Inc.

Former Name if Applicable

Suite 615, 18 Wynford Drive

Address of Principal Executive Office (Street and Number)

Toronto, Ontario  M3C 3S2

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

(Check box if appropriate)

[ X ]

The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ X ]

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date;

[  ]

The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-KSB, 20-F, 11-K, 10-QSB, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period:

As a result of the implementation of new accounting systems over the fiscal quarter and a change in auditor to comply with new SEC regulations requiring a US independent auditor, the Registrant and its independent accountants have not yet completed the nine month financial statements for the period ended January 31, 2003.  These statements will be completed and filed on or before March 21, 2003.

PART IV - OTHER INFORMATION

1.

Name and telephone number of person to contact in regard to this notification:

Tae Ho Kim

(204)

943-0803

(Name)

(Area Code)

(Telephone Number)

2.

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

[ X ] Yes               [  ] No

3.

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[  ] Yes               [ X ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable est6imate of the results cannot be made.

EDGETECH SERVICES INC.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:

March 14, 2003

By:

/s/Tae Ho Kim

Tae Ho Kim, CEO and Director

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).